SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15d – 16

under the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 000-29880

Virginia Mines Inc.

200-300 St. Paul Street

Quebec City, QC, Canada G1K 7R1

Indicate by check mark whether the  registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

By: //s// Noella Lessard

Name: Noella Lessard

Title: Executive Secretary

Date: November 17, 2014

Press Release November 17, 2014

OSISKO AND VIRGINIA ANNOUNCE BUSINESS COMBINATION TO CREATE A LEADING INTERMEDIATE GOLD ROYALTY COMPANY

(Montreal and Québec City, Québec, November 17, 2014) Osisko Gold Royalties Ltd. (TSX-OR) (“Osisko”) and Virginia Mines Inc. (TSX-VGQ) (“Virginia”) are pleased to announce that they have entered into a definitive agreement to combine the two companies to create a new leading intermediate royalty company with two world-class gold royalty assets in Québec.

The transaction combines two top-quality, highly-complementary asset portfolios, including two long life revenue-generating gold royalties: Osisko’s 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, and Virginia’s sliding-scale 2.2% - 3.5% NSR royalty on the Éléonore mine.  Both the Osisko and Virginia royalties cover not only the operating mines, but also the high-potential land packages surrounding the mines.

Canadian Malartic achieved commercial production in May 2011, and is currently producing approximately 525,000 ounces of gold per year.  First gold production was announced at the Éléonore mine on October 2, 2014.  Éléonore will be ramping up to approximately 600,000 ounces per year by 2018, according to operator Goldcorp Inc.  Currently at 2.2%, the Éléonore NSR royalty is 2.0% on the first 3 million ounces of gold production and increases by 0.25% for each additional million ounces of production.  The NSR royalty is also subject to a 10% increase if the spot gold price is above US$500 per ounce (as is the present case).  The NSR royalty rate is capped at 3.5%.

Under the terms of the transaction, which is structured as a Plan of Arrangement, each Virginia share will be exchanged for 0.92 Osisko shares (the “Arrangement Consideration”). The Arrangement Consideration represents consideration to Virginia shareholders of C$14.19 per Virginia share based on the closing price of Osisko common shares of C$15.42 per share on the Toronto Stock Exchange as at November 14, 2014. This value implies a 41% premium to the closing price of Virginia shares on November 14, 2014, and a 27% premium to Virginia based on both companies’ 30-day VWAPs ending November 14, 2014.

Upon completion of the combination, existing Osisko and Virginia shareholders will own approximately 61% and 39% of the combined company pro forma the concurrent private placements by la Caisse de dépôt et placement du Québec (“CDPQ”) and le Fonds de solidarité FTQ (the “Fonds”), respectively, on a basic basis.

The combined company will be named Osisko Gold Royalties Ltd and will have an estimated market capitalization of C$1.3 billion, and will be headquartered in Montreal, Québec.

Highlights of the Transaction:

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Creates the leading intermediate royalty company with two world-class, long-life royalties located in highly prolific Québec mining camps

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Complementary asset portfolios focused on premier mining jurisdictions

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Royalties on two significant producing gold mines with cash flow and a significant portfolio of earlier-stage royalties and exploration properties

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Portfolio made up entirely of royalties with no streams

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Significant land position in three premier North American jurisdictions: Kirkland Lake to Val d’Or gold belt, Guerrero camp and James Bay area

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100% exposure to gold

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Combines two peer leading, award winning management teams with a track record of creating shareholder value and with knowledge of all stages of the mine development cycle, from discovery, to development, to mining

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Private placements for a total of C$70 million : C$50 million by CDPQ and C$20 million by the Fonds into Osisko and Virginia

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Strong balance sheet with approximately C$270 million in cash and the ability to return capital to shareholders

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Enhanced scale positions the pro forma company favourably for future growth

Sean Roosen, Chairman and CEO of Osisko, stated: “The business combination of Osisko and Virginia creates a leading intermediate royalty company with the two most valuable royalty assets in the gold sector, both of which are located in mining-friendly Québec. Shareholders of both companies will benefit from increased diversification, superior trading liquidity, a strong balance sheet and a heightened ability to compete for future growth opportunities in the royalty business. Our teams complement each other and we look forward to integrating their respective skillsets to fuel the future growth of our company.”

André Gaumond, President and CEO of Virginia, stated: “We are excited about combining our exploration and value creation expertise in Northern Québec with the development and financial skills of Osisko. Combining the two best performing Québec mining groups will create a strong Québec-based “mining house” that is particularly important at a time when the Québec government is promoting the development of the north through the Plan Nord initiatives.”

In order to leverage Virginia’s significant expertise in creating value through the drill-bit, André Gaumond (founder of Virginia) will be appointed as Senior Vice-President, Northern Development and Exploration, seconded by Paul Archer as Vice-President, Northern Exploration. Together, André and Paul will head the company’s Québec exploration team.

Upon closing of the transaction, the current Osisko board will be supplemented by André Gaumond and Pierre Labbé.

Benefits to Virginia Shareholders

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Significant premium of 41% to the current share price and continued upside through ownership of Osisko shares

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Immediate exposure to substantial free cash flow from the world-class Canadian Malartic mine

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Enhanced market profile with significantly greater liquidity and analyst coverage

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Financially stronger combined company with better access to capital and greater balance sheet flexibility

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Robust re-rate potential as the combined company solidifies its leading intermediate royalty company status

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Amalgamation of two successful management teams with proven track records of success

Benefits to Osisko Shareholders

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Addition of the world-class Éléonore gold royalty to the Osisko portfolio

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Participation in the leading intermediate royalty company with enhanced capital markets presence, asset diversification and balance sheet strength

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Accelerated cash flow growth as the Canadian Malartic and Éléonore mines ramp up to full capacity

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Significant expansion of Osisko’s asset portfolio with the addition of a premier producing royalty and a portfolio of development stage royalties and exploration projects

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Excellent land position in the James Bay area and distinguished exploration team

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Robust re-rate potential as the combined company solidifies its leading intermediate royalty company status

Transaction Details

The combination has been unanimously agreed to by the boards of directors of Osisko and Virginia and the board of directors of each company will be recommending that each company’s respective shareholders vote in favour of the combination. The board of directors of each company have received an opinion from their respective financial advisors that, subject to the assumptions, limitations, and qualifications set out therein, the Arrangement Consideration is fair, from a financial point of view, to each set of shareholders.

In addition, shareholders of Osisko owning in aggregate 25% of the company have agreed to vote in favour of the transaction, and shareholders of Virginia owning in aggregate 30% of the company have locked up their shares in favour of the transaction.

The definitive agreement includes a commitment by each of Osisko and Virginia not to solicit alternative transactions to the combination. Each company has agreed to pay a break fee to the other party of C$26 million under certain circumstances. In addition, each company has granted the other party a right to match a competing offer, and both sets of directors and officers have agreed to lock up their shares in support of the combination.

The combination is conditional upon the Virginia and Osisko shareholders approving the combination as well as other customary conditions and regulatory approvals. Special shareholder meetings for each company to vote on the combination are expected to be held in January 2015 with closing expected thereafter.

Full details of the business combination will be included in the joint management information circular to be filed on SEDAR and mailed to shareholders shortly.

Virginia Share Purchases

On November 16, 2014, Osisko acquired, in the aggregate, approximately 2.4 million Virginia common shares pursuant to share purchase agreements (the “Agreements”) entered into between Osisko and certain shareholders of Virginia. Pursuant to the Agreements, Osisko acquired the common shares for consideration of C$14.19 per Virginia common share, satisfied by the delivery of approximately 2.2 million common shares of Osisko at an exchange ratio of 0.92 of an Osisko common share for each Virginia common share. The 2.4 million Virginia common shares acquired represent approximately 7.1% of the issued and outstanding shares of Virginia.

The acquisition of Virginia shares did not take place through the facilities of any market for the Virginia shares. The Osisko shares issued to the vendors were exempted from the prospectus requirements pursuant to section 2.3 of National Instrument 45-106 – Prospectus and Registration Exemptions.

Support of Leading Quebec Financial Partners

Osisko and Virginia have entered into binding subscription agreements with CDPQ and the Fonds for private placements into each company.

Together, CDPQ and the Fonds have subscribed to C$42 million in shares of Osisko at a price of C$15.03, representing 2.8 million shares. In addition to their existing shareholdings, this share purchase will increase CDPQ’s ownership in Osisko to 6.9% and the Fonds’ ownership in Osisko to 1.9%.

As well, CDPQ and the Fonds have subscribed to C$28 million in shares of Virginia at a price of C$13.83, representing 2.0 million shares. In addition to their existing shareholdings, this share purchase will increase CDPQ’s ownership in Virginia to 7.3% and the Fonds’ ownership in Virginia to 8.5%.

CDPQ and the Fonds will also be granted a combined 15% right to participate in all future royalty or stream transactions entered into by Osisko and Virginia.

The private placements described above are subject to Toronto Stock Exchange approval as well as the satisfaction of customary closing conditions.

Legal and Financial Advisors

Osisko’s financial advisor is Maxit Capital LP, with Macquarie Capital Markets Canada Ltd. acting as a strategic advisor. Its legal counsels are Bennett Jones LLP and Lavery de Billy LLP.

Virginia’s financial advisor is BMO Capital Markets and its legal counsel is Xplora Mines S.A with the support of McCarthy Tetrault LLP.

CDPQ and the Fonds’ legal counsel is Norton Rose Fulbright Canada LLP.

Conference Call Information

Osisko and Virginia will host a conference call on Monday, November 17, 2014 at 8:30 EST, where senior management of both companies will discuss the details of the transaction. Those interested in participating in the conference call should dial in approximately five to ten minutes before the start of the conference to allow ample time to access at (647) 788-4922 (Toronto local and international), or (877) 223-4471 (North American toll free). An operator will direct participants to the call.

The conference call replay will be available from 11:30 EST on November 17, 2014 until 23:59 EST on December 1, 2014 with the following dial-in number: (416) 621-4642 or toll-free (800) 585-8367, access code 36835433.

About Osisko

Osisko is a gold-focused royalty and stream company whose cornerstone asset is a 5% Net Smelter Royalty (“NSR”) royalty on the Canadian Malartic Gold Mine, located in Malartic, Québec. The Company also holds a 2% NSR royalty on the Upper Beaver, Kirkland Lake and Hammond Reef gold exploration projects in Northern Ontario. The Company has over C$150 million in cash resources and a portfolio of investments in emerging exploration companies.

About Virginia

Virginia conducts its exploration activities over the vast, unexplored territories of Northern Québec in order to create value for its shareholders while protecting the quality of life for both present and future generations. With a working capital position of C$46 million as at August 31, 2014, and a large area of mining claims in Québec North, Virginia is among the most active mining exploration companies in Québec. Strengthened by the discovery of the Éléonore project and more than 20 years expertise on the territory, Virginia’s exploration team is recognized as one of the best in Canada. Virginia also holds a 2.2% to 3.5% royalty in the Éléonore property.

FOR MORE INFORMATION, PLEASE CONTACT: André Gaumond, President & CEO, or Robin Villeneuve, CFO

200-300 St-Paul Street Quebec, QC G1K 7R1 Canada	info@minesvirginia.com www.minesvirginia.com	Toll Free.: 800-476-1853 418-694-9832 Fax: 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of Quebec, Ontario and Alberta, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.